                                 EXHIBIT 20.1

                                      TO

                                   FORM 8-K

                                      FOR

                          EXCEL COMMUNICATIONS, INC.
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                                        CONTACT:  Kenneth Kracmer
                                                  Public Relations
FOR IMMEDIATE RELEASE                             214/863-8400
June 25, 1997
                                                  Mary Bell
                                                  Investor Relations
                                                  214/863-8730



                  EXCEL NAMES LEGEND AIRLINES CHIEF EXECUTIVE
                OFFICER T. ALLAN McARTOR TO BOARD OF DIRECTORS

        DALLAS - Kenny A. Troutt, Chairman and Chief Executive Officer of EXCEL Communications, Inc. (NYSE: ECI) today announced the appointment of T. Allan McArtor (54), Founder, President and Chief Executive Officer of Legend Airlines, Inc. to the EXCEL Board of Directors.

        Announcing the appointment, Kenny Troutt said, "Allan McArtor brings a wealth of experience working with start up companies and his entrepreneurial management style complements that of EXCEL. His breadth of knowledge in fast-paced environments will serve EXCEL well as we continue to grow and expand our product offerings. It's no secret that Allan has a long history of success in the service industry and we recognize the valuable business principles he brings to the table."

        McArtor's appointment brings the total number of Board members to five. Specifically, he will serve on the Compensation Committee and Audit Committee under the Board of Directors.

        Prior to founding Legend Airlines, McArtor served on the senior management team of Federal Express Corporation except for two years, 1987-1989 when President Reagan appointed McArtor to serve as the Administrator of the Federal Aviation Administration (FAA). Before the FAA position, McArtor was Senior Vice President for Telecommunications at FedEx. Upon his return to FedEx in 1989, McArtor was named Senior Vice President of Air Operations and was responsible for the all divisions comprising FedEx's global airline.

                                    -more-
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EXCEL ANNOUNCES THE APPOINTMENT OF McARTOR TO BOARD
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        McArtor also serves on the Board of Directors of Pilkington Aerospace,
Inc. which manufactures aircraft windshields and fighter aircraft canopies. In addition, he serves on a number of Boards for civic, industry, charity and educational groups. Previously, McArtor has served on the Boards of Learjet, Inc. and Fairchild Space and Defense Company.

        McArtor is a 1964 graduate of the U.S. Air Force Academy and holds a Master's Degree from Arizona State University. He also received an Honorary Doctorate from Christian Brothers University, in Memphis, for his role in founding the Center For The Study Of Telecommunications And Information Systems at the University. He is also currently a member of the Advisory Board for the School of Business.

        Dallas-based EXCEL Communications, Inc. is the fifth largest long distance company in the United States in terms of presubscribed lines according to the Federal Communications Commission. The Company offers its subscribers a variety of communications products and services under the EXCEL branded name which include residential service, commercial service, paging service, and calling cards. EXCEL services are marketed exclusively through a nationwide network of Independent Representatives. EXCEL has more than 2,200 employees who support the corporate, network management, billing, teleservices and marketing functions of the Company.